20549-0409


December 3, 2004


Mr. Andrew M. Sims
President
MHI Hospitality Corporation
814 Capitol Landing Road
Williamsburg, Virginia 23185

Re:	MHI Hospitality Corporation
	Amendment No. 4 to Form S-11 filed November 29, 2004
	File No.  333-118873

Dear Mr. Sims:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
1. We note your response to prior comment 1; however, it appears that you merely deleted the quotation marks. Please refrain from using defined terms. Please revise as necessary to ensure that the meaning of the terms are clear from the context. Refer to Rule 421 of Regulation C.
2. We note your response to Comment 2. We are uncertain why you have deleted references to MHI Hotels Services LLC as your predecessor group. Please revise to restore the references, or advise us why you believe it appropriate not to do so. Furthermore, our previous comment requested a recent brief summary of any significant corporate events including reorganizations, mergers, acquisitions, etc. Additionally, please remove the awards list and the references to the "full-service expertise" and "extensive experience in managing hotel properties" are already discussed on page 3.

Environmental Matters, page 78
3. We note your additional disclosure regarding your review of Phase I ESA reports. Please revise your disclosure to state that Phase I ESA reports do not reveal all environmental liabilities. Furthermore, on a supplemental basis tell us why you do not consider the presence of the asbestos-containing materials to pose a material risk. Please revise your disclosure to clarify whether you are referring to financial or legal risks in your disclosure.

Underwriting
4. We note that you have agreed to reimburse BB&T Capital Markets for out-of-pocket expenses incurred in connection with its services relating to the offering. Please revise here and on the prospectus cover page to indicate whether there is a cap in place with respect to these fees.

Exhibits
5. We note your response to Comment 9; however, we reissue our previous comment. In addition, please supplementally provide the staff with copies of the opinion regarding the validity of the securities and the tax opinion, or file these opinions in your next amendment. We must review these opinions and other exhibits before the registration statement is declared effective and we may have additional comments.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-824-5347 or Donna Di Silvio, Accounting Branch Chief, at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


			Sincerely,


			Peggy Kim
			Senior Counsel



cc:	Thomas J. Egan, Esq.
	Baker & McKenzie LLP
	by facsimile, 202-452-7074















MHI Hospitality Corporation
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